Via Facsimile and U.S. Mail
Mail Stop 4720

May 11, 2010

Mr. Wilson Kin Cheung
Chief Executive Officer
Beijing Century Health Medical, Inc.
11/F, Tower A, Soho New Town
No. 88 Jianguo Road, Chaoyang District
Beijing, China 100022

> **Re: Item 4.02 Form 8-K**
> **Filed May 10, 2010**
> **File No. 000-51817**

Dear Mr. Cheung:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 4.02 Form 8-K</u>

1. Item 4.02 requires a company to file a Form 8-K if and when its board of directors, a committee of the board of directors, or an authorized officer or officers if board action is not required, concludes that any of the company's previously issued financial statements covering one or more years or interim periods no longer should be relied upon. The Form 8-K is required to be filed within 4 business days based on the date such conclusion is made by the board of directors. Refer to SEC Release 33-8400. We see that you filed the Item 4.02 8-K on May 10, 2010, but had made the decision that the financial statement could no longer be relied upon on February 24, 2010. Please note that this delinquency may impact your eligibility requirements for filing on Form S-3.

2. Please tell us whether you have reconsidered, in accordance with Item 307 of Regulation S-K, the adequacy of your previous assertions regarding disclosure controls and procedures and internal controls over financial reporting, specific to all of the applicable periods affected by your decision to restate, in light of the error that you have described.

Please provide us the additional information requested within five business days or tell us when you will respond. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please do not hesitate to call me at (202) 551-3648.

Sincerely,

Dana M. Hartz
Staff Accountant